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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-28916

MAY 23 2018

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 AND ENDING 03/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8250 Haverstick Rd., Suite 250
(No. and Street)

Indianapolis	Indiana	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN R SIMMONS 317-217-5440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, John R. Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Group, Inc., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John R. Simmons
Signature

President
Title

Kathleen B. Schwartz
Notary Public

State of Indiana
Marion County
Commission expires 2-18-22

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORRIS GROUP, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

MARCH 31, 2018

THOMAS FAUST, CPA
CERTIFIED PUBLIC ACCOUNTANT

MORRIS GROUP, INC.
TABLE OF CONTENTS

THOMAS FAUST, CPA
174 COLDBROOK CT.
LAFAYETTE, INDIANA 47909
765-427-4534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Morris Group, Inc.
Indianapolis, Indiana

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Morris Group, Inc., as of March 31, 2018, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material aspects, the financial position of Morris Group, Inc. as of March 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of Morris Group, Inc.'s management. Our responsibility is to express an opinion on Morris Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Morris Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Morris Group, Inc.'s financial statements. The supplemental information is the responsibility of Morris Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

We have served as the Company's auditor since 2018.

Lafayette, Indiana
May 17, 2018

MORRIS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2018

ASSETS

ASSETS		
Cash	$	48,726
Accounts receivable		34,874
Marketable securities		21,633
TOTAL ASSETS		105,233

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		29,399
Accrued and withheld liabilities		2,355
TOTAL LIABILITIES		31,754
STOCKHOLDERS' EQUITY		
Common stock, Par value $1; 1,000 shares authorized, issued and outstanding		1,000
Addional paid-in capital		6,100
Retained earnings		66,379
TOTAL STOCKHOLDERS' EQUITY		73,479
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	105,233

MORRIS GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2018

REVENUE		
Commissions and fees	$	703,147
Unrealized gain on marketable securities		3,064
TOTAL REVENUE		706,211
EXPENSES		
Employee compensation and benefits		66,226
Commissions		541,048
Occupancy expenses		7,311
Communications		2,300
Insurance		11,814
Professional fees		10,080
Other expenses		15,565
TOTAL EXPENSES		654,344
NET INCOME	$	51,867

MORRIS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 1,000	$ 6,100	$ 63,469	$ 70,569
Net Income	-	-	51,867	51,867
Stockholders' distributions	-	-	(48,957)	(48,957)
BALANCE AT THE END OF THE YEAR	$ 1,000	$ 6,100	$ 66,379	$ 73,479

MORRIS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	51,867
Adjustments to reconcile net income to net cash provided by Operating activities:		
Unrealized gain on marketable securities		(3,064)
(Increase) decrease in operating assets:		
Accounts receivable		(13,963)
Increase (decrease) in operating liabilities:		
Accounts payable		12,258
Accrued and withheld liabilities		34
Net Cash Provided by Operating Activities		47,132
CASH FLOWS FROM INVESTING ACTIVITIES		
Stockholders' distributions		(48,957)
Net Cash Used by Investing Activities		(48,957)
NET INCREASE (DECREASE) IN CASH		(1,825)
CASH AT BEGINNING OF YEAR		50,551
CASH AT END OF YEAR	$	48,726

MORRIS GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR MARCH 31, 2018

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Morris Group, Inc. (the Firm) was incorporated on October 22, 1982 under the Indiana General Corporation Act, as amended, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The Firm is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at March 31, 2018.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

e. Accounts Receivable— Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

g. Compensated Absences—The Firm's employees are entitled to paid vacation, paid sick days and personal days off, depending on job descriptions, length of service, and other factors. It is impractical to estimate the amount of compensation for future services and, accordingly, no liability has been recorded in the accompanying financial statements. The Firm's policy is to recognize the cost of compensated absences when actually paid to employees.

h. Marketable Securities—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at March 31 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

NOTE 2: ACCOUNT RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At March 31, 2018, there were commissions receivable of $34,874 and accrued commissions payable of $29,399.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(i) "Special Account for the Exclusive Benefit of customers maintained". During the year ended March 31, 2018 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2017.

The firm's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: CONCENTRATIONS

For the year ended March 31, 2018, 79% of the Firm's revenue was commissions and fees resulting from the sale of mutual funds and variable annuity investment products by registered representatives operating in the state of Indiana.

NOTE 7: RELATED PARTY TRANSACTIONS

For the year ended March 31, 2018, the Firm paid rent to an affiliated entity for the office in which they operate of $7,311.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is required to maintain minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital at March 31, 2018 was $69,609. Minimum net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At March 31, 2018, net capital as defined under this rule, equaled $64,609. The ratio of aggregate indebtedness to net capital was 45.62% at March 31, 2018.

NOTE 9: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the March 31, 2018 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 10: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (i).

NOTE 11: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2018. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

MORRIS GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER SEC RULE 15c3-1
AS OF MARCH 31, 2018

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	73,479
Less nonallowable assets from Statement of Financial Condition		(625)
Net capital before haircuts on securities positions		72,854
Haircuts on securities		(3,245)
Net Capital	$	69,609
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Aggregate Indebtedness	$	31,754
Minimum net capital required based on 6-2/3% of aggregate indebtedness		2,117
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	64,609
(A) - 10% of total aggreate indebteness		3,175
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	63,609
Percentage of Aggregate Indebtedness to Net Capital		45.62%

THOMAS FAUST, CPA
174 COLDBROOK CT.
LAFAYETTE, INDIANA 47909
765-427-4534

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES

The Board of Directors
Morris Group, Inc.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2018, which were agreed to by Morris Group, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Morris Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Morris Group, Inc.'s management is responsible for Morris Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended March 31, 2018 with the amounts reported in Form SIPC-7 for the year ended March 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
May 17, 2018

MORRIS GROUP, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
MARCH 31, 2018

THOMAS FAUST, CPA
CERTIFIED PUBLIC ACCOUNTANT

THOMAS FAUST, CPA
174 COLDBROOK CT.
LAFAYETTE, INDIANA 47909
765-427-4534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Morris Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Morris Group, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i), and Morris Group, Inc. stated that Morris Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Morris Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
May 17, 2018

MORRIS GROUP, INC.
8250 HAVERSTICK ROAD, SUITE 250
INDIANAPOLIS, IN 46240

Exemption Report for Rule 15c3-3

Morris Group, Inc.; CRD# 13181; SEC file 8-28916; CIK# 0000714551; is a $5,000 minimum net capital non-carrying, non-clearing broker-dealer and is exempt from reserve requirements, with exemptions, according to Rule 15c3-3 (k) (2) (i) "Special Account for the Exclusive Benefits of customers" maintained.

Morris Group, Inc., has met the exemption provisions above mentioned throughout the past fiscal year ended March 31, 2018, without exception.

To the best of our knowledge and belief, we have followed all the related rules and regulations throughout the past fiscal year ended March 31, 2018.

John R. Simmons
President
May 17, 2018